December 4, 2019

Gil Melman
Vice President, General Counsel and Corporate Secretary
Infrastructure & Energy Alternatives, Inc.
6325 Digital Way, Suite 460
Indianapolis, IN 46278

       Re: Infrastructure & Energy Alternatives, Inc.
           Registration Statement on Form S-1
           Filed November 26, 2019
           File No. 333-235280

Dear Mr. Melman:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Ronald (Ron) Alper at (202) 551-3329 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Real
Estate & Construction
cc:    Clinton H. Smith